Mail Stop 4561

July 31, 2006

Mr. Robert F. Gossett, Jr.
President, Treasurer and Secretary
Corporate Realty Income Fund I, L.P.
475 Fifth Avenue
New York, NY 10017

> **Re: Corporate Realty Income Fund I, L.P.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed April 14, 2006**
> **File No. 0-15796**

Dear Mr. Gossett:

    We have completed our review of the forms listed above and related filings and have no further comments at this time.

                                        Sincerely,

                                        Steven Jacobs
                                        Accounting Branch Chief